CONSENT OF EXPERT
I, Léon Grondin Leblanc, do hereby consent to the filing of the resources information in the Annual Information Form (the “AIF”) of Alamos Gold Inc. (the “Company”) for the year ended December 31, 2017 and the use of my name in the Annual Information Form and Annual Report on Form 40-F of the Company for the year ended December 31, 2017, filed with the United States Securities and Exchange Commission, and any amendments thereto, and the incorporation by reference into any Registration Statement on Form S-8 of the Company filed with the United States Securities and Exchange Commission, of the Company’s AIF and Annual Report on Form 40-F.
Dated: March 23, 2018

By:     /s/ Léon Grondin Leblanc
Name:    Léon Grondin Leblanc